                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                   CAPITAL REALTY INVESTORS II LTD PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP

                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE

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=============================================================================================================

                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE

                               $1,000,000                                               $200.00
-------------------------------------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 10,000 UNITS AT A PURCHASE PRICE OF $100 PER UNIT IN THE PARTNERSHIP.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

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         AMOUNT PREVIOUSLY PAID:    $200.00                                FILING        EQUITY RESOURCE
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        LEXINGTON FUND
                                                                                         LIMITED
                                                                                         PARTNERSHIP
                                                                                         NOT APPLICABLE

                                                                           DATE FILED:   JUNE 22, 2001
-------------------------------------------------------------------------------------------------------------
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


                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 22, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 10,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 22, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


         ITEM 4


         ITEM 6--PURPOSES AND EFFECTS OF THE TRANSACTION


         Section 7--The first paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety as follows:

              "The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. The Purchaser may in the future seek to acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. However, the Purchaser has no plans that relate to or would result in:

              o any extraordinary transaction, such as a merger, consolidation or liquidation, involving the Partnership;

              o any purchase, sale or transfer of a material amount of assets of the Partnership;

              o any material change in the distribution policy of the Partnership or in its capitalization or indebtedness;

              o any change in the present Board of Directors or management of the Partnership or the General Partner;

              o any material change in the Partnership's structure or business;

              o any class of securities of the Partnership to be listed or delisted; or

              o any class of securities of the Partnership to become eligible for termination of registration under the Exchange Act."

         Section 7--The last paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety as follows:

"PRICE RANGE OF UNITS; DISTRIBUTIONS.

              LACK OF PUBLIC MARKET. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates purchased 2,082 units in the Partnership in 1999 for a purchase price of $25 per unit. During the past twelve months, the Purchaser and its affiliates have purchased 20 Units for $50 per unit--all of these purchases have occurred during the past 60 days. On June 7, 2001, prior to the public announcement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from S. Leon Burleson, a Limited Partner, an aggregate of 10 Units at a purchase price of $50.00 per unit. On June 20, 2001, prior to the public announcement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Preston Leonard and Barbara S. Veltman JTWROS, Limited Partners, 10 Units at a purchase price of $50.00 per unit. These transactions were privately negotiated purchases and sales. All of these transactions are currently pending. Finally, notwithstanding the $50.00 purchase price agreed to by these Limited Partners and the Purchaser, the Purchaser has agreed to pay these Limited Partners the same price as the Offer Price, or $100.00 per unit."

         The fifth paragraph of Section 10--"Certain Information Concerning the Partnership" is amended in its entirety as follows:


              "ORIGINALLY ANTICIPATED TERM OF PARTNERSHIP; ALTERNATIVES. The Partnership was formed to invest in real estate by acquiring and holding a limited partnership interest in limited partnerships that own and operate federal or state government-assisted or conventionally financed apartment properties located throughout the United States. The Partnership will continue until December 31, 2037 unless sooner dissolved in accordance with the Partnership Agreement. The Purchaser has no information regarding the anticipated holding period of the Partnership's assets."

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2001          Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  /s/ EGGERT DAGBJARTSSON
                                  ------------------------------
                                  Eggert Dagbjartsson
                                  General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By:  /s/ EGGERT DAGBJARTSSON
                                  ------------------------------
                                  Eggert Dagbjartsson
                                  Executive Vice President

                             Eggert Dagbjartsson

                             By:  /s/ EGGERT DAGBJARTSSON
                                  ------------------------------
                                  Eggert Dagbjartsson
                                  Eggert Dagbjartsson

                                  EXHIBIT INDEX

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EXHIBIT NO.                                 DESCRIPTION

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(a)(1) -                         Offer to Purchase, dated June 22, 2001*
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(a)(2) -                         Transmittal letter, dated June 22, 2001*
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(a)(3) -                         Agreement of Sale*
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(a)(4) -                         Summary Advertisement*
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(a)(5) -                         Not applicable.
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(b) -                            Not applicable.
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(c) -                            Not applicable.
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(d) -                            Not applicable
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(e) -                            Not applicable.
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(f) -                            Not applicable.
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(g) -                            Not applicable
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(h) -                            Not applicable.
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* Previously filed